Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Champions KOSA, a Safer Online Future for Children

Vancouver, B.C. Canada, February 9, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net); and the Kidoz Publisher SDK, is at the forefront of advocating for the digital safety and privacy of children, embracing the Kids Online Safety Act (KOSA) with open arms and integrating its principles into the very fabric of our operations.

KOSA (Kids Online Safety Act) aims to protect minors online more broadly than the presently existing regulations of COPPA and GDPR by addressing issues like harmful content and by requiring all platforms to implement safety measures. COPPA (Children’s Online Privacy Protection Act) focuses on protecting children under 13 in the United States by requiring parental consent for the collection of personal information. GDPR (General Data Protection Regulation) is broader, protecting all European Union citizens’ data privacy and extending to children’s data with varying age consent requirements (under 16 in some cases). KOSA targets platform responsibilities for child safety online, especially focusing on educating kids, physical harm prevention, combating online bullying, and protecting minors from harassment, which are unlike COPPA’s specific consent mechanism and GDPR’s wide-ranging data rights.

Kidoz’s support for KOSA and its values is unwavering. Our actions, from donating advertising impressions, to rigorously monitoring our campaigns, is a testament to our belief that the digital ecosystem must be a safe haven for children, free from the perils that currently permeate the internet. As pioneers in safe digital advertising, Kidoz has established a standard for the industry demonstrating that it is possible to create a digital world where children can thrive, free from the threats that have become all too common in today’s society. Together, with the support of KOSA and the community, we are helping to build a safer digital future for children around the globe.

Our dedication to creating a secure online environment extends to our advertising campaigns which have always been meticulously monitored to ensure they adhere to the highest standards of child safety. We proactively prevent the promotion and marketing of products or services that are unlawful or harmful to minors, including illegal drugs, tobacco, or alcohol. By manually overseeing our campaigns, even at scale, Kidoz ensures that our digital spaces remain safe, educational, and enriching for children.

The existing global enforcement of COPPA and GDPR has laid the groundwork for digital safety, and the introduction of KOSA reinforces this protective barrier. At Kidoz, we not only support these regulatory efforts but actively promote them through our innovative, privacy-centric advertising technologies. Our approach ensures that children’s online experiences are safeguarded, allowing them to explore, learn, and grow in an environment free from the dangers of data monetization and targeted advertising.

“In an era where the online privacy of children is often compromised for commercial gain, Kidoz stands as a beacon of responsibility and care. We believe that no child should be subjected to content and advertising algorithms built upon their data” said Jason Williams, Kidoz CEO. “That’s why we advocate for the maximum data privacy settings for minors and champion the idea that social networks should disable all data profiling for users under 18. This commitment to digital safety is not just a policy; it’s a pledge to protect the freedom and well-being of children everywhere”.

Our commitment to protecting young internet users goes beyond mere compliance with regulatory frameworks such as COPPA and GDPR; it is a mission we are deeply passionate about. Kidoz understands the critical importance of setting a global standard for digital safety, one that respects and preserves the innocence and rights of children online.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology, wholly owned by Kidoz Inc., provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163